UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                           DELTA FINANCIAL CORPORATION
        ----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    247918105
                                 (CUSIP Number)

                                 Mohnish Pabrai
                             Pabrai Investment Funds
                                  114 Pacifica
                                    Suite 240
                              Irvine, CA 92618-3321
        ----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 October 4, 2007
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

---------------------- -------------------------------------------- ------------
CUSIP NO. 247918105                                                 Page 2 of 16
---------------------- -------------------------------------------- ------------
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  1     Name of Reporting Persons............The Pabrai Investment Fund II, L.P.
        I.R.S. Identification No. of Above Persons (entities only)


------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                   WC

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                           Illinois
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power                 0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power       1,532,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power            0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power  1,532,000
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,532,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)               6.5%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                          PN
------ -------------------------------------------------------------------------

---------------------- -------------------------------------------- ------------
CUSIP NO. 247918105                                                 Page 3 of 16
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     Name of Reporting Persons................Pabrai Investment Fund 3, Ltd.
        I.R.S. Identification No. of Above Persons (entities only)


------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                   WC

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization             British Virgin Islands
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power                 0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power       1,904,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power            0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power  1,904,000
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     1,904,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)               8.1%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                          CO
------ -------------------------------------------------------------------------

---------------------- -------------------------------------------- ------------
CUSIP NO. 247918105                                                 Page 4 of 16
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     Name of Reporting Persons............The Pabrai Investment Fund IV, L.P.
        I.R.S. Identification No. of Above Persons (entities only)


------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                   WC

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power                 0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power       3,047,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power            0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power  3,047,000
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     3,047,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)              12.9%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                          PN
------ -------------------------------------------------------------------------

---------------------- -------------------------------------------- ------------
CUSIP NO. 247918105                                                 Page 5 of 16
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     Name of Reporting Persons.............................Dalal Street, LLC
        I.R.S. Identification No. of Above Persons (entities only)


------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                   OO

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         California
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power                 0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power       6,617,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power            0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power  6,617,000
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     6,617,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)              28.0%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                          CO
------ -------------------------------------------------------------------------

---------------------- -------------------------------------------- ------------
CUSIP NO. 247918105                                                 Page 6 of 16
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     Name of Reporting Persons.......................The Dakshana Foundation
        I.R.S. Identification No. of Above Persons (entities only)


------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                   WC

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                         California
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power                 0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power          40,000
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power            0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power     40,000
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        40,000
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)                 *
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                          OO
------ -------------------------------------------------------------------------

*  Less than one-tenth of 1%

---------------------- -------------------------------------------- ------------
CUSIP NO. 247918105                                                 Page 7 of 16
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     Name of Reporting Persons..................................Harina Kapoor
        I.R.S. Identification No. of Above Persons (entities only)


------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                   PF

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power                 0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power           4,400
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power            0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power      4,400
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         4,400
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)                 **
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                          IN
------ -------------------------------------------------------------------------

**  Less than one-tenth of 1%

---------------------- -------------------------------------------- ------------
CUSIP NO. 247918105                                                 Page 8 of 16
---------------------- -------------------------------------------- ------------
--------------------------------------------------------------------------------

  1     Name of Reporting Persons................................Mohnish Pabrai
        I.R.S. Identification No. of Above Persons (entities only)


------ -------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [X]
------ -------------------------------------------------------------------------
  3     SEC Use Only
------ -------------------------------------------------------------------------
  4     Source of Funds                                                   OO

------ -------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                [ ]
------ -------------------------------------------------------------------------
  6     Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
  Number of           7          Sole Voting Power                 0
   Shares        -----------  -------------------------------------------------
Beneficially          8          Shared Voting Power       6,661,400
  Owned by       -----------  --------------------------------------------------
    Each              9          Sole Dispositive Power            0
  Reporting      -----------  --------------------------------------------------
Person With          10          Shared Dispositive Power  6,661,400
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      6,661,400
------ -------------------------------------------------------------------------
  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------ -------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)              28.2%
------ -------------------------------------------------------------------------
  14    Type of Reporting Person                                          IN
------ -------------------------------------------------------------------------

CUSIP No. 247918105                                                 Page 9 of 16
          ---------


Item 1.  Security and Issuer

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Delta Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1000 Woodbury Road, Suite 200, Woodbury, New York 11797.

Item 2.  Identity and Background

     This Schedule 13D is filed pursuant to a Joint Reporting Agreement dated October 16, 2007, filed as Exhibit A to this Schedule 13D on behalf of the following reporting persons (collectively, the "Reporting Persons"):

          (i)  The  Pabrai   Investment  Fund  II,  L.P.,  an  Illinois  limited
partnership ("PIF2"), which operates as a private investment fund;

          (ii) Pabrai   Investment  Fund  3,  Ltd.,  a  British  Virgin  Islands
corporation ("PIF3"), which operates as a private investment fund;

          (iii) The  Pabrai   Investment  Fund  IV,  L.P.,  a  Delaware  limited
partnership ("PIF4", and collectively with PIF2 and PIF3, the "PIF Funds"), which operates as a private investment fund;

          (iv) Dalal Street, LLC, a California limited liability company ("Dalal Street"), which is the sole general partner of PIF2 and PIF4 and sole investment manager of PIF3;

          (v)  The  Dakshana  Foundation  ("Dakshana"),   a  California  private
foundation;

          (vi) Harina  Kapoor,   a  United  States   citizen,   whose  principal
occupation is as a private investor; and

          (vii) Mohnish Pabrai, a United States citizen, who serves as the managing member and sole executive officer of Dalal Street, a shareholder and sole officer and director of PIF3 and the founder, catalyst and a trustee of Dakshana (collectively, the "Reporting Persons").

The principal business address of each of the Reporting Persons is 114 Pacifica, Suite 240, Irvine, California 92618-3321.

     During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

CUSIP No. 247918105                                                Page 10 of 16
          ---------


Item 3.  Source and Amount of Funds or Other Consideration

     The shares owned directly by the PIF Funds, Dalal Street and Dakshana were acquired from their working capital of each such entity. The shares owned by Ms. Kapoor were purchased with personal funds from her individual retirement account.

Item 4.  Purpose of Transaction

     The 4,461,400 shares owned by the Reporting Persons prior to October 4, 2007 were acquired in the ordinary course of business and were not acquired with the purpose or intent of changing or influencing the control of the Issuer.

     On August 13, 2007, the Issuer entered into agreements providing for an aggregate of $70.0 million in capital, consisting of $10.0 million in principal amount of convertible notes (the "Convertible Notes") issued to the PIF Funds, Dalal Street and Dakshana in a private placement transaction, and a $60 million repurchase financing facility provided by affiliates of Angelo, Gordon & Co., L.P. The Convertible Notes were to mature in August 2008, if not converted or redeemed earlier, and provided for interest at the rate of 6% per annum for the first 90 days, and thereafter at the rate of 12% per annum, until converted or redeemed.

     The Convertible Notes were convertible into an aggregate of 2,000,000 shares of the Registrant's common stock, at a conversion price of $5.00 per share, subject to approval of the Issuer's stockholders as required pursuant to
Section 203 of the Delaware General Corporation Law and applicable provisions of the listing requirements of the Nasdaq Global Market ("Stockholder Approval"). Stockholder Approval was obtained on October 4, 2007, and the Convertible Notes were converted into an aggregate of 2,000,000 shares of Common Stock on that date. Upon this conversion 130,000 shares of Common Stock were issued to PIF2 (upon conversion of $650,000 in principal amount of Convertible Notes), 860,000 shares of Common Stock were issued to PIF3 (upon conversion of $4,300,000 in principal amount of Convertible Notes), 940,000 shares of Common Stock were issued to PIF4 (upon conversion of $4,700,000 in principal amount of Convertible Notes), 30,000 shares of Common Stock were issued to Dalal Street (upon conversion of $150,000 in principal amount of Convertible Notes) and 40,000 shares of Common Stock were issued to Dakshana (upon conversion of $200,000 in principal amount of Convertible Notes).

     The Reporting Persons have been granted rights under which the Issuer will register all of the shares of Common Stock issued upon conversion of the Convertible Notes. To that effect, the Issuer filed an S-3 registration statement on October 5, 2007 with respect to such shares of Common Stock, among others (the "S-3").

     The Reporting Persons may make, or cause to be made, further acquisitions of Common Stock from time to time and may dispose of, or cause to be disposed of, any or all of the shares of Common Stock held by the Reporting Persons at any time. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. The Reporting Persons have discussed the Issuer and its business from time to time with the Issuer's executive officers and although the Reporting Persons reserve the right to discuss the Issuer and its business with the Issuer's executive officers, none of the Reporting Person has any present plans or proposals which relate to or would result in:

CUSIP No. 247918105                                                Page 11 of 16
          ---------


A. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

B. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

C. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

D. Any material change in the present capitalization or dividend policy of the Issuer;

E.   Any other material change in the Issuer's business or corporate structure;

F. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

G. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

H.   A  class  of  equity   securities  of  the  Issuer  becoming  eligible  for
termination of registration pursuant to Section 12(g)(4) of the Act; or

I.   Any action similar to any of those enumerated above.

     The information set forth in this Item 5 is qualified in its entirety by reference to the following documents incorporated by reference to the Issuer's Form 8-K filed on August 16, 2007: (i) Form of Purchase Agreement, dated August 13, 2007, relating to the issuance of $10,000,000 in aggregate principal amount of senior convertible notes, between the Issuer and the Purchasers named therein; and (ii) Form of Convertible Senior Note, due 2008.

Item 5.  Interest in Securities of the Issuer

     (a) As of October 4, 2007, each of the Reporting Persons are the owners of the following number of shares of Common Stock, which represent the percentage of the outstanding shares of Common Stock, based upon the 23,611,461 shares of Common Stock reported by the Issuer to be outstanding as of August 31, 2007 in the S-3:

          (i) PIF2 directly beneficially owns 1,532,000 shares of Common Stock, constituting 6.5% of the outstanding shares of Common Stock;

          (ii) PIF3 directly beneficially owns 1,904,000 shares of Common Stock, constituting 8.1% of the outstanding shares of Common Stock;

          (iii) PIF4 directly beneficially owns 3,047,000 shares of Common Stock constituting 12.9% of the outstanding shares of Common Stock;

          (iv) Dalal Street has beneficial ownership of 6,617,000 shares of Common Stock constituting 28.0% of the outstanding shares of Common Stock, which amount includes all of the shares of Common Stock beneficially owned by the PIF Funds (on account of its position

CUSIP No. 247918105                                                Page 12 of 16
          ---------


as the sole investment manager thereof) and 83,000 shares beneficially owned directly by Dalal Street;

          (v) Dakshana has beneficial ownership of 40,000 shares of Common Stock constituting less than one-tenth of 1% of the outstanding shares of Common Stock;

          (vi) Ms. Kapoor has beneficial ownership of 5,400 shares of Common Stock constituting less than one-tenth of 1% of the outstanding shares of Common Stock; and

          (vii) Mr. Pabrai has beneficial ownership of 6,661,400 shares of Common Stock constituting 28.2% of the outstanding shares of Common Stock, which amount includes all of the Common Shares directly owned by the PIF Funds (on account of his position as the sole executive officer and manager of Dalal Street, which is the sole investment manager of each of the PIF Funds), Dalal Street (on account of his position as the sole executive officer and manager thereof), Dakshana (on account of his position as the founder, catalyst and trustee thereof) and Ms. Kapoor (over which shares he shares voting and dispositive power on account of his position as Ms. Kapoor's husband and financial advisor).

     Dalal Street disclaims beneficial ownership of any shares owned by the PIF Funds, except to the extent of its pecuniary interest therein. Mr. Pabrai disclaims beneficial ownership of any shares (i) owned by the PIF Funds, except to the extent of Dalal Street's pecuniary interest therein, or (ii) owned by either Ms. Kapoor or Dakshana.

     (b) Mr. Pabrai may be deemed to have shared power to direct the voting and disposition of the 6,661,400 shares of Common Stock owned by the Reporting Persons. Each of the Reporting Persons may be deemed to have shared power to direct the voting and disposition of the shares of Common Stock owned by it, as reflected in the responses to part (a) of this Item 5.

     (c) Except as described in response to Item 4, there have been no transactions with respect to shares of Common Stock by any Reporting Person during the 60-day period preceding October 4, 2007.

     (d) The limited partners of (or investors in) each of the PIF Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by the respective PIF Funds in accordance with their respective ownership interests in their respective funds.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the arrangements described in Items 4 and 5(d) above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 247918105                                                Page 13 of 16
          ---------



Item 7.  Material to Be Filed as Exhibits

          Exhibit A - Joint Filing Agreement, dated as of October 16, 2007, by and among the Reporting Persons.

          Exhibit B - Form of Purchase Agreement, dated August 13, 2007, relating to the issuance of $10,000,000 in aggregate principal amount of senior convertible notes, between the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 10.6 to Issuer's Form 8-K on August 16,
2007).

          Exhibit C - Form of Convertible Senior Note, due 2008 (incorporated by reference to Exhibit 10.6 to Issuer's Form 8-K on August 16, 2007).

CUSIP No. 247918105                                                Page 14 of 16
          ---------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2007

         THE PABRAI INVESTMENT FUND II, L.P.
                  By:  Dalal Street, LLC, Its General Partner

                  By:    /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                           Mohnish Pabrai, Chief Executive Officer


         PABRAI INVESTMENT FUND 3, LTD.

                  By:    /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                           Mohnish Pabrai, President


         THE PABRAI INVESTMENT FUND IV, L.P.
                  By:  Dalal Street, LLC, Its General Partner

                  By:    /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                           Mohnish Pabrai, Chief Executive Officer

         DALAL STREET, LLC

                  By:    /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                           Mohnish Pabrai, Chief Executive Officer

         THE DAKSHANA FOUNDATION

                  By:    /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                           Mohnish Pabrai, Trustee

           /s/ Harina Kapoor
         -----------------------------------------------------------------------
         Harina Kapoor

           /s/ Mohnish Pabrai
         -----------------------------------------------------------------------
         Mohnish Pabrai

CUSIP No. 247918105                                                Page 15 of 16
          ---------

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION


EXHIBIT A           JOINT REPORTING AGREEMENT

EXHIBIT B           FORM OF PURCHASE  AGREEMENT  (incorporated  by  reference to
                    Exhibit 10.6 to Issuer's Form 8-K on August 16, 2007)

EXHIBIT C           FORM OF CONVERTIBLE SENIOR NOTE(incorporated by reference to
                    Exhibit 10.7 to Issuer's Form 8-K on August 16, 2007)

CUSIP No. 247918105                                                Page 16 of 16
          ---------

                                    EXHIBIT A
                            JOINT REPORTING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Delta Financial Corporation is being filed on behalf of each of the parties named below.

Dated:  October 16, 2007

THE PABRAI INVESTMENT FUND II, L.P.

         By:  Dalal Street, LLC, Its General Partner

                  By:    /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                           Mohnish Pabrai, Chief Executive Officer



PABRAI INVESTMENT FUND 3, LTD.

         By:     /s/ Mohnish Pabrai
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                  Mohnish Pabrai, President



THE PABRAI INVESTMENT FUND IV, L.P.

         By:  Dalal Street, LLC, Its General Partner

                  By:    /s/ Mohnish Pabrai
                       ---------------------------------------------------------
                           Mohnish Pabrai, Chief Executive Officer

DALAL STREET, LLC

         By:    /s/ Mohnish Pabrai
              ------------------------------------------------------------------
                  Mohnish Pabrai, Chief Executive Officer


THE DAKSHANA FOUNDATION

         By:        /s/ Mohnish Pabrai
                  --------------------------------------------------------------
                  Mohnish Pabrai, Trustee

 /s/ Harina Kapoor
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Harina Kapoor


 /s/ Mohnish Pabrai
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Mohnish Pabrai